SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )*


                           CHATEAU PROPERTIES, INC.
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                 161739 10 7
                                (CUSIP Number)

                                    Copies to: Charles W. Royer
 J. Peter Ministrelli                          Timmis & Inman  L.L.P.
 50-445 Mountain Shadow                        300 Talon Centre
  LaQuinta, CA  92253                          Detroit, Michigan  48207
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               January 29, 1997
                     -----------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))
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



CUSIP No. 161739 10 7                13D             Page _____ of _____ Pages
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Peter Ministrelli
        S.S. # ###-##-####
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [ ]
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   3    SEC USE ONLY
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   4    SOURCE OF FUNDS*
        OO, BK
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

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                         7     SOLE VOTING POWER
     NUMBER OF
      SHARES                     953,527
                    ----------------------------------------------------------
   BENEFICIALLY          8     SHARED VOTING POWER
     OWNED BY
       EACH                    -0-
                    ----------------------------------------------------------
     REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                      953,527
                    ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               -0-
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          953,527
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  12    CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1%
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  14    TYPE OF REPORTING PERSON*

        IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The filing person hereunder is J. Peter Ministrelli (the "Filing Person"). The Filing Person is the sole beneficiary under the J. Peter Ministrelli Revocable Living Trust (the "Revocable Trust"). The Revocable Trust is the sole shareholder of Ministrelli Construction Company ("MCC").

        Prior to January 29, 1997, MCC owned 2,098,727 limited partnership interests ("OP Units") in CP Limited Partnership, a Maryland limited partnership ("CP"), and the Filing Person, in his individual capacity, owned 262,192 OP Units. Of such OP Units, 692,447 owned by MCC were exchangeable on a one for one basis for shares of Common Stock, $.01 par value per share (the "Common Stock"), in Chateau Properties, Inc., a Maryland corporation (the "Company"). Due to certain restraints relating to the Company's election to be taxed as a real estate investment trust ("REIT") under the Internal
Revenue Code of 1986, as amended, the remaining 1,406,280 OP Units owned by MCC and all 262,192 OP Units owned by the Filing Person in his individual capacity were not exchangeable for shares of Common Stock prior to January 29, 1997. All of the OP Units held by MCC are beneficially owned by the Filing Person. MCC is also the direct owner of 50,000 shares of the Common Stock.

        The Company is a party to an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1996, as amended through the date hereof (the "Merger Agreement"), among the Company, ROC Communities, Inc. ("ROC") and R Acquisition Sub, Inc. ("R Sub"), pursuant to which, if the transactions contemplated thereby are consummated, R Sub, a transitory subsidiary of the Company, will be merged into ROC (the "Merger Transaction"), with ROC as the survivor of such merger and with ROC stockholders receiving 13,109,941 shares of the Company's Common Stock.

        In connection with the consummation of the transactions contemplated by the Merger Agreement, the Merger Transaction was approved by the stockholders of ROC at the ROC Stockholders' Meeting on January 28, 1997. As a result of such approval, and the satisfaction of certain other conditions, On January 29, 1997 MCC and certain other holders of OP Units exchanged their OP Units for shares of Common Stock. As a result of such exchanges, the number of exchangeable OP Units owned by MCC increased to 903,527, all of which MCC exchanged for shares of Common Stock. Thereafter, upon the approval of the Merger Transaction by the stockholders of the Company at the Company Stockholders' Meeting scheduled for February 11, 1997, and contemporaneously with the consummation of the Merger Transaction, the number of exchangeable OP Units owned by MCC will increase to 1,060,200, of which MCC will exchange 985,289 OP Units for shares of Common Stock. Also at such time, MCC will purchase from the Company 345,504 shares of Common Stock for an average price per share equal to the greater of the average price paid for shares of Common Stock purchased by the Company in a share repurchase program instituted by the Company in connection with the Merger Transaction or the fair market value of the shares as of the sale date determined in good faith by the Board of Directors of the Company (which fair market value shall be the average closing price for a share of Common Stock for the two (2) most recent trading days preceding the date of consummation of the Merger Transaction).

        In addition to the foregoing transactions, the Board of Directors of the Company declared on January 2, 1997 a stock dividend and OP unit distribution (the "Dividend") of 3.26% to shareholders and OP Unit holders of record as of January 30, 1997 payable on February 21, 1997, contingent on the effectiveness of Merger Transaction. The right to receive the Dividend was waived by the Filing Person and all other exchanging OP Unit holders with respect to the OP Units exchanged and to be exchanged by such persons. The shares which would have been paid to such persons who waived such dividend were re-allocated to the other shareholders. Because the Filing Person did not exchange all of his OP Units, the Filing Person will still receive a dividend equal to 19,921 OP Units (8,859 to MCC and 11,062 to the Filing Person in his individual capacity) and 1,580 shares to MCC.


        Assuming the completion of the Merger Transaction in accordance with the terms of the Merger Agreement, upon the completion of the Merger Transaction and the payment of the Dividend, the Filing Person will beneficially own 2,642,924 shares of Common Stock, of which 2,369,670 beneficially owned shares will be owned by MCC (2,285,820) of which will be shares of Common Stock and 83,850 of which

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

will be OP Units exchangeable on a one for one basis for shares of Common Stock) and 273,254 beneficially owned shares will be exchangeable OP Units owned by the Filing Person in his individual capacity. Not included in these amounts are an additional 135,000 OP Units to be owned by MCC which will not be currently exchangeable for shares of Common Stock.

        The Merger Agreement, the Merger Transaction and certain related transactions and matters are fully described in that certain Joint Proxy Statement of the Company and ROC filed with the Securities and Exchange Commission on December 23, 1996 together with the Supplement thereto dated January 31, 1997 (the "Proxy Supplement"), which Joint Proxy Statement and Proxy Supplement are incorporated herein by reference to such filings.

Item 1.  Security and Issuer

        The Class of equity securities to which this Statement relates is the Common Stock (CUSIP No. 161739 10 7) of the Company, which has its principal executive offices at 19500 Hall Road, Clinton Township, Michigan 48038.

Item 2.  Identity and Background

        (a) J. Peter Ministrelli

        (b) Residence - 50-445 Mountain Shadow, La Quinta, California 92253

        (c) Chairman of the Board of Directors of Ministrelli Construction Company, a company principally engaged in the development and construction of single and multi-family residential properties.

        (d) and (e) During the past five years, the Filing Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Filing Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

        The funds utilized by MCC in his purchase of the 50,000 shares of Common Stock directly owned by MCC as of the date hereof represented MCC's working capital. No portion of such funds was borrowed funds. The 2,098,727 OP Units owned by MCC and beneficially owned by the Filing Person and the 262,192 OP Units owned by the Filing Person in his individual capacity were acquired by Chateau Estates, Inc., a Michigan co-partnership ("Chateau") in November, 1993 in exchange for certain manufactured home communities and other related assets. See Item 4 for additional information regarding this formation transaction. Effective as of January 1, 1994, the Filing Person withdrew as a Partner in Chateau. In connection with such withdrawal, the Filing

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

Person received these OP Units as well as other property. The funds to be utilized by the Filing Person to purchase the 345,504 shares of Common Stock to be purchased by the Filing Person upon the consummation of the Merger Transaction will be funds borrowed from Michigan National Bank and secured by a pledge of shares of Common Stock.

Item 4.  Purpose of Transaction

        The OP Units described in Item 3 were issued to Chateau in exchange for the contribution by Chateau of certain manufactured home communities and other assets to CP prior to the initial public offering in November, 1993 of 5,700,000 shares of Common stock by the Company. The Company is the General Partner of CP and owns a 40.8% interest in CP.

        Other than the Merger Transaction and the transactions to be completed in connection therewith (including without limitation the exchanges of OP Units by MCC and the acquisition of 345,504 shares of Common Stock by
MCC), none of MCC, the Filing Person or the Revocable Trust has any present plans or proposals: (a) to acquire or dispose of any shares of Common Stock;
(b) for an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) for a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) for any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) for any material change in the present capitalization or dividend policy of the Company; (f) for any other material change in the Company's business or corporate structure; (g) for changes in the Company's charter or by-laws or other actions which amy impede the acquisition of control of the Company by any person; (h) to cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) to cause a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) for any action similar to any of those enumerated above.

        As described in the Joint Proxy/Prospectus the Filing Person will vote all shares of Common Stock beneficially owned by him in favor of the Merger Transaction.

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

Item 5.  Interest in Securities of the Issuer

        (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock beneficially owned, as well as the nature of ownership, for the Filing Person as of the date hereof and, assuming the consummation of the Merger Transaction in accordance with the terms of the Merger Agreement, on the date of the consummation of the Merger
Transaction:

                             Number of shares    Number of shares
                             of Common Stock     of Common Stock
                             beneficially owned  beneficially owned
                             with sole voting    with shared voting
                             and dispositive     and dispositive         Percentage of shares
                             power               power                  beneficially owned
                             ------------------  ------------------     ------------------
As of the date hereof         953,527(1)           -0-                      10.1%(2)

As of the date of
consummation of
Merger Transaction          2,642,924(3)           -0-                      10.4%(4)


---------

(1) Of the 953,527 shares of Common Stock shown as beneficially owned by the Filing Person on the date hereof, all are shares of Common Stock owned by MCC. Not included are an additional 1,195,200 OP Units owned by MCC and beneficially owned by the Filing Person and 262,192 OP Units owned by the Filing Person individually which are not exchangeable for shares of Common Stock at this time.

(2) This percentage is based on 9,487,684 shares of Common Stock disclosed by the Company as outstanding on January 30, 1997, the record date for voting at the Chateau special meeting, in the Proxy Supplement.

(3) Of the 2,642,924 shares of Common Stock shown as beneficially owned by the Filing Person upon the completion of the Merger Transaction, 2,369,670 shares will be owned by MCC (2,285,280 of which will be shares of Common Stock and 83,850 of which will be OP Units exchangeable on a one for one basis for shares of Common Stock), and 273,254 will be exchangeable OP Units owned by the Filing Person individually. Not included in these amounts are an additional 135,000 OP Units to be owned by MCC which will not be exchangeable for shares of Common Stock at that time.


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


(4) This percentage is based on the number of shares of Common Stock expected to be outstanding upon the completion of the Merger Transaction, increased by 337,183 shares of Common Stock for which the OP Units owned by MCC and the Filing Person in his individual capacity will be exchangeable.

        (c) Other than entering into an agreement pursuant to which the Filing Person committed to the exchange of OP Units and the acquisition of additional shares in the manner described above, no transactions have been effected in shares of Common Stock in the past 60 days by the Filing Person.

        (d)  None.

        (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        As of the date hereof and as of the date of effectiveness of the Merger Transaction, other than the 273,254 OP Units which are and will be owned directly by the Filing Person in his individual capacity, all of the shares beneficially owned by the Filing Person are owned directly by MCC. Ownership is attributed to the Filing Person by virtue of his interest as a beneficiary of the Revocable Trust, which is the sole shareholder of MCC. MCC, by virtue of its ownership of OP Units in CP, is a limited partner in CP.

        Other than as described above in connection with the Merger Agreement and the Transactions contemplated thereby (including, without limitation, the loan from Michigan National Bank to the Filing Person described in response to Item 3), the Filing Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

        The following are filed as exhibits:

        1. Amended and Restated Agreement of Limited Partnership of CP Limited Partnership (1);

        2.     Articles of Amendment and Restatement of Chateau Properties,
               Inc. (1);

        3.     Partnership Agreement of Chateau Estates (2);

        4. Power of Attorney of J. Peter Ministrelli authorizing execution of Reports required to be filed under the Securities and Exchange Act of 1934 (3);

        5. Joint Proxy Statement of the Company and ROC, dated December 24, 1996(4);

        6.     Proxy Supplement of Chateau dated January 31, 1997 (4); and

        7. Loan Agreement and related agreements between the Filing Person and Michigan National Bank to be dated as of February , 1997 (to be filed by amendment).

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


(1) Incorporated by reference to the Exhibits filed with the Company's Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 10, 1993 (Commission filed no. 33-69150).

(2) Incorporated by reference to the Exhibits filed with the Filing Person's Schedule 13D filed with the SEC on October 11, 1994.

(3)    Previously filed.

(4) Filed with the SEC as part of a Registration Statement on Form S-4 (1933 Act No. 333-18807)

                                  Signature
                                  ---------

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                             J. PETER MINISTRELLI



Dated:  February 7, 1997               By:    /s/  Charles W. Royer
                                           ---------------------------------
                                           Charles W. Royer, Attorney-in-Fact

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